Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235

May 23, 2006

Mr. David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0305

Re:	Deluxe Corporation
Form 10-K for the Year Ended December 31, 2005
File 001-07945

Dear Mr. Humphrey:

This letter contains our responses to the comments received from the Staff contained in your letter dated May 9, 2006 (the “Comment Letter”). The comments in the Comment Letter have been reproduced here in italics, and our responses are detailed under the comments.

Item 7 – Management Discussion and Analysis of Financial Condition and Results of Operations

Small Business Services, page 26

1. Refer to your response to our prior comment 6. In drafting SFAS 131, the Board decided that the financial information to be reported about each segment should be measured on the same basis as the information used by the chief operating decision maker for purposes of allocating resources to segments and assessing segment’s performance. The Board also decided not to require that segment information be provided in accordance with the generally accepted accounting principles used to prepare the consolidated financial statements. However SFAS 131 does require that, if amounts are allocated to reported segment profit or loss or assets, these amounts be allocated on a “reasonable” basis pursuant to paragraph 29 of the Statement. In this regard, we note that you acquired New England Business Service[s], Inc. (‘NEBS’) during the 2004 fiscal year. It appears that significant effort would be required during fiscal 2004 and 2005 to ensure the incorporation of NEBS into your business model. Further, it appears likely that the transitioning of the acquiree’s accounting systems, personnel and company functions would require significant time and effort to be completed successfully and effectively. For this reason, supplementally explain why you believe that the allocation of corporate costs based upon revenues was a reasonable method of allocation during these fiscal periods. Consider the guidance in paragraphs 88 through 90 of SFAS 131 when preparing your response.

The corporate costs allocated to our reportable business segments include the costs of our human resources, supply chain, finance, information technology and legal functions. Where costs incurred are directly attributable to an operating segment, primarily within the areas of information technology, supply chain and finance, these costs are reported in that segment’s results and are not part of the corporate allocation methodology we discuss in our filing. The discussion of our corporate allocation methodology relates to the allocation of those costs that cannot be directly attributable to an operating segment (“the remaining corporate costs”), due to our shared services approach to many of our functions.

Prior to the acquisition of NEBS in June 2004, we allocated the remaining corporate costs to the operating segments based on segment revenue. We believe this is a reasonable approach for allocating such costs, as revenue is a measure of the relative size and magnitude of each segment, which indicates the level of corporate shared services consumed by each segment. Upon the acquisition of NEBS, we did not begin allocating the remaining corporate costs to the NEBS portion of our business, as NEBS continued to utilize its legacy systems and organizations as we developed and implemented plans for the integration of the businesses. The NEBS integration-related costs were separately captured and charged directly to the Small Business Services (SBS) segment and were not part of the corporate allocation. On April 1, 2005, NEBS implemented certain of our corporate information systems and began utilizing most of our corporate shared services functions, with the exception of the supply chain organization. As such, we began allocating a portion of the remaining corporate costs to the NEBS portion of our business based on segment revenue. This allocation excluded costs of our supply chain organization, as NEBS was not fully integrated into that shared services function. During this period, the NEBS stand-alone supply chain costs continued to be directly charged to the SBS segment. Effective January 1, 2006, NEBS was fully integrated into all of our corporate functions and we began allocating the remaining corporate costs to all of our business segments, based on segment revenue. We believe this methodology represents a reasonable basis for the allocation of the remaining corporate costs and reporting SBS’ operating results during the period that NEBS operations were being integrated into our business. In addition, this allocation method resulted in the allocation of all corporate shared services costs to our segments and is consistent with the method used to allocate our costs in the reports that were (and are) reviewed by our Chief Operating Decision Maker to assess segment performance and to make resource allocation decisions.

Cash Flows, page 27

2. We note your response to our prior comment #7. However, we reissue our prior comment. Please revise your filings on an ongoing basis to include a more substantive discussion of cash flow trends and your ability to service your debt through operating cash flows.

We note the Staff’s comment and will revise future Form 10-Q and Form 10-K filings to include a more detailed discussion of our plans to service our debt. As warranted, such disclosure will include a discussion of significant items impacting our cash flows such as changes in working capital, anticipated capital expenditures, required dividend and debt service payments, as well as the amount of credit available under our current credit facilities.

Other non-current assets, page 57

3. Refer to your response to our prior comment 8. To facilitate our understanding of these arrangements, please also provide a reconciliation of your related liability accounts. It appears that a cash payment may be made upon signing the contract or shortly thereafter. If this is not the case, the liabilities for contract acquisition payments do not appear to reconcile using the cash payment information you have provided.

It is correct that cash payments may be made upon contract execution or shortly thereafter. However, in certain circumstances, payments are required to be made on future dates, resulting in the amount reflected in other non-current liabilities in our consolidated balance sheets. Please refer to our response to your comment four. The example presented indicates that the change in the liability accounts may not reconcile to the cash payments made for contract acquisition costs, as contract terminations may reduce the liability amounts. A reconciliation of our current and long-term liability accounts, in total, for the year ended December 31, 2005 is as follows:

(in thousands)	2005
Balance, beginning of year	$33,402
Additions	50,177
Cash payments	(70,169)
Contract terminations	—
Reclassification to rebate accrual (1)	(2,880)
Balance, end of year	$10,530

(1) Represents a 2005 reclassification from the contact acquisition liability account to the rebate liability account, both of which are included in accrued liabilities in the consolidated balance sheet. At December 31, 2004, this amount was incorrectly recorded in the contract acquisition liability account when it should have been recorded as a rebate liability. This was corrected during 2005. As noted, this reclassification did not affect our consolidated financial statements as of December 31, 2004.

4. In addition, please provide us with an example of the entries you would record in connection with a representative transaction. That is, illustrate the debits and credits you would record upon the signing of the contract, on a periodic basis as cash is disbursed and upon completion of the contract. In addition, please illustrate how these entries would change if a contract were terminated. For example, are your customers required to make repayment to you in cash? We may have further comments upon review of your response.

For purposes of illustrative journal entries, this example assumes a three-year contract with a prepaid product discount payment of $550,000 upon contract execution and prepaid product discount payments of $100,000 at the beginning of year two and the beginning of year three. Additionally, this example assumes the prepaid product discounts are refundable on a pro-rata basis upon a customer’s early termination or breach of contract and are not dependent upon the customer meeting order volume requirements or achieving some other performance milestone. Also, this example assumes the contract is cancelled at the end of year two requiring the customer to repay a pro-rata portion of the prepaid product discount.

The prepaid product discounts are capitalized as contract acquisition costs and are amortized on the straight-line basis over the three-year term of the contract as noted in the first two entries below.

Journal entry upon contract execution:

Debit	Contract acquisition costs asset		$750,000
	Credit	Cash	(550,000)
	Credit	Current portion of contract acquisition liability	(100,000)
	Credit	Long-term portion of contract acquisition liability	(100,000)

Sum of monthly journal entries recorded in years one and two to amortize the contract acquisition costs asset:

Debit	Contra-revenue		$500,000	($750,000 * 2/3)
	Credit	Contract acquisition costs asset	(500,000)

Journal entry at the end of year one to reflect the additional payment and the reclassification of the long-term portion of the liability to current liabilities:

Debit	Current portion of contract acquisition liability		$100,000
	Credit	Cash	(100,000)
Debit	Long-term portion of contract acquisition liability		100,000
	Credit	Current portion of contract acquisition liability	(100,000)

Entry upon contract termination at the end of year two, assuming the $100,000 additional payment required at the beginning of year three is not paid:

Debit	Cash		$150,000	(($750,000 * 1/3) - $100,000)
Debit	Current portion of contract acquisition liability		100,000
	Credit	Contract acquisition cost asset	(250,000	) ($750,000 - $500,000)

Upon termination, most of our contracts require the customer to repay the unamortized portion of contract acquisition costs upon contract termination (as assumed in the example above). In those situations which do not require specific repayment of the contract acquisition costs, our contracts entitle us to recover the profit we estimate we will lose due to an early termination. This repayment is first used to reduce any remaining unamortized contract acquisition cost asset, with any remainder recorded as revenue in our consolidated statements of income once the settlement amount is contractually agreed to and collectibility is reasonably assured. Historically, we have not had a situation where the contract termination payment is less than the remaining unamortized contract acquisition cost asset. However, if this situation were to arise, the remaining asset amount would be reversed and a reduction in revenue would be recorded.

We hope this letter responds adequately to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further comments or concerns, please contact me at (651) 787-5906. Thank you for your time and consideration.

Sincerely,

/s/ Terry D. Peterson

Terry D. Peterson

Chief Financial Officer, Controller and

Chief Accounting Officer